UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2010

Commission file number: 001-33668

VUANCE LTD.
(Translation of registrant’s name into English)

Sagid House “Hasharon Industrial Park”
P.O. Box 5039
Qadima 60920, ISRAEL
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☒  Form 40-F ❒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ❒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ❒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes  ❒  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Completion of Acquisition or Disposition of Assets; Entry into a Material Definitive Agreement.

On January 29, 2010 (the “Closing Date”), Vuance Ltd. (the “Company”) and its subsidiary, Vuance, Inc. (“Vuance USA”), completed the sale of certain of the assets and certain of the liabilities of Vuance USA (the “Sale”) related to the Company’s Government Services Division (the “Vuance CSMS Business”), pursuant to a certain asset purchase agreement (the “Purchase Agreement”) dated as of January 29, 2010 between the Company, Vuance USA, WidePoint Corporation (“WidePoint”) and Advance Response Concepts Corporation.

On the Closing Date, as consideration for the Sale, WidePoint paid Vuance USA $250,000.  In addition, WidePoint agreed to pay Vuance USA a maximum earnout of $1,500,000 over the course of calendar years 2010, 2011, and 2012, subject to the performance of certain financial requirements of the Vuance CSMS Business during each of those years.

The Company's Board of Directors approved the Purchase Agreement and the transactions contemplated thereby.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vuance Ltd. (formerly, SuperCom Ltd.)
By:	/s/ Eyal Tuchman
Name: Eyal Tuchman
Title: Chief Executive Officer
Date: February 3, 2010